SEI Investments Distribution Co.
Notes to Financial Statements
December 31, 2023

(in thousands of dollars)

1. Organization and Nature of Business

SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI or the parent). SIDCO is a broker registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

2. Summary of Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company earns revenue from introductory brokerage services, distribution and shareholder servicing. Generally, each of the services promised in the Company's customer agreements is considered a separate performance obligation and is the basis for determining when revenue is recognized. The fees are allocated to each distinct performance obligation and revenue is recognized when, or as, the Company satisfies its promises. The consideration for the Company's services is generally variable and included in revenues, when it is improbable that a significant reversal could occur in the future. See details below.

Brokerage commissions
SIDCO earns commissions on securities transactions executed on behalf of its clients and records those commissions on a trade date basis. When not part of a soft-dollar arrangement, the Company believes that brokerage services represent a single performance obligation as the promised services are not separately identifiable from other promises in the contract and, therefore, are not distinct. The performance obligation for brokerage services is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions earned and not received are recorded in Receivables from clearing organizations on the accompanying Statement of Financial Condition. Cash is received by SIDCO from various clearing brokers, net of applicable clearing costs. In 2023, clearing costs were $1,907. Clearing costs are presented on a gross basis.

Brokerage commissions are earned through various programs offered by SIDCO, including soft dollars and commission recapture. SIDCO rebates a portion of the commission recapture it earned back to its clients. A portion of the soft dollar commissions earned are paid directly to third party research vendors by the Company. This service is considered a separate performance obligation. SIDCO is considered an agent in these services since it does not control the research services

(in thousands of dollars)

before they are transferred to the customer. Accordingly, brokerage commissions are recorded in revenues net of amounts paid or payable for research services under the soft-dollar arrangement.

For 2023, brokerage expenses netted against brokerage commissions revenue were $10,473. As of December 31, 2023, amounts owed to customers related to the commission recapture program was $6.

Distribution and Shareholder Servicing Fees

Distribution and shareholder servicing fees for the year ended December 31, 2023 are comprised of the following:

Distribution and Shareholder Servicing Fees performed for:		
Affiliated Funds	$	87,720
Non Affiliated Funds		32
ETF Order-Taking Revenue		1,838
Other		30
	$	89,620

Distribution Agreements

The Company has distribution arrangements with various pooled investment vehicles (funds) to distribute shares to investors. The Company's performance obligation is the sale of securities to investors and, as such, is fulfilled on the trade date. In all contractual arrangements, the Company receives distribution fees over time, based on the assets under management in these funds, which change based on fluctuations in financial markets and net cash flows of the fund. Accordingly, this represents variable consideration in which the uncertainty is dependent on the value of the shares at future points in time, as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. Accordingly, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Shareholder Servicing Agreements

The Company has shareholder servicing arrangements with various pooled investment vehicles (funds). The Company provides shareholder servicing services on a daily basis. The Company's performance obligation for providing shareholder servicing activities is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets as well as fees based on the costs of providing the service. The fees are generally constrained, and excluded from revenue, until the costs have been incurred or in the event that the asset values on which the billing is based are not subject to financial market volatility.

In addition, in certain circumstances, the distribution arrangements include both distribution and shareholder servicing activities. In these combined arrangements, the distribution and shareholder servicing activities are not separately identifiable.

Fees earned and not received are recorded in Fees receivable from affiliated and non-affiliated funds on the accompanying Statement of Financial Condition. SIDCO generally outsources the

SEI Investments Distribution Co.
Notes to Financial Statements
December 31, 2023

(in thousands of dollars)

fulfillment of these distribution and shareholder servicing to other entities. Depending on the terms and conditions of these various arrangements, the revenues related to these services are either recorded on a gross or net basis.

For affiliated funds, the majority of these distribution and shareholder services are performed by SEI Private Trust Company (SPTC), a wholly owned subsidiary of SEI (See Note 4). Distribution and shareholder services not performed by SPTC were performed by unrelated third parties. SIDCO records the related revenues on a gross basis for services performed by both SPTC and the unrelated third parties. SIDCO paid $1,898 to these unrelated third parties in 2023.

For non-affiliated funds, third party distributors provide the majority of these distribution and shareholder services. The Company records these revenues on a net basis as the Company is considered an agent since it does not control these services before they are transferred to the customer. In 2023, the total amount of Distribution and Shareholder Servicing fees earned from the non-affiliated Funds were $26,161. SIDCO paid $26,129 to third-party sub-distributors for their services in 2023 related to these revenues. Accordingly, for 2023, the net distribution and shareholder servicing fees of $32 are reflected within Distribution and Shareholder Servicing fee revenue in the Statement of Operations.

The Company does not outsource the ETF order-taking services it provides to its various exchange traded fund (ETF) clients. Accordingly, the revenues are recorded gross with the related costs recorded in employee compensation and benefits.

Advisers of several mutual fund companies appointed SIDCO as their agent for the purpose of paying certain fees imposed on the advisers that are not payable by the fund. Acting as a "paying agent," in 2023, SIDCO collected $36,778 from the advisers and distributed $36,784 to third party intermediaries. The difference of $6 is recorded as a receivable to third party intermediaries and is included in Fees receivable from non-affiliated funds on the accompanying Statement of Financial Condition. Accordingly, the Company did not recognize any fees for acting as paying agent in 2023.

Cash and Cash Equivalents
The Company considers investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash Segregated in Compliance with Federal and Other Regulations
SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $51 on the accompanying Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

Securities Transactions
To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations. SIDCO has no maximum amount and this obligation applies to all trades executed through the clearing broker. At December 31, 2023, SIDCO has recorded no

(in thousands of dollars)

liabilities with regard to this potential obligation. During 2023, SIDCO paid no amounts to the clearing brokers related to these transactions.

Fair Value of Assets and Liabilities

The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's receivables and payables are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

The fair value hierarchy describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets primarily include investments in mutual funds sponsored by SEI that can be redeemed daily at net asset value.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 financial assets consist of U.S. government agency securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management.

The fair value of financial assets is determined in accordance with the fair value hierarchy established in the accounting standard for fair value measurements. Management believes that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their market value as such financial instruments are short-term in nature.

Proprietary Transactions

Securities owned consist of SEI-sponsored money market funds that are quoted daily and U.S. government agency securities that are recorded at fair value by using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments. The resulting gains or losses for securities owned are reflected in other revenue on the statement of operations. Profit and loss from securities transactions entered into by the Company are reported on a trade date basis. Securities owned include $4,892 at December 31, 2023 invested in SEI-sponsored money market mutual funds and are considered Level 1 assets.

U.S. Government Agency Securities

All of the Company's investments in government agency securities are held in accounts at well-established financial institutions. Each financial institution utilizes the services of independent

(in thousands of dollars)

pricing vendors. These vendors utilize evaluated and industry accepted pricing models that vary by asset class and incorporate available trade, bid and other market information to determine the fair value of the securities. The market inputs, listed in approximate order of priority, include: benchmark yields, reported trade, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The Company evaluated the information regarding the pricing methodologies and processes utilized by the independent pricing vendors during the selection process of the financial institution. The Company's investments in U.S. government agency securities have been recorded at the prices provided by the independent pricing vendor without adjustment and are considered Level 2 assets.

Allowance for Doubtful Accounts

SIDCO provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The estimate is based on historical collection experience and a review of the current status of accounts receivable. The allowance for doubtful accounts balance was $2 at December 31, 2023.

Accrued Soft Dollars

SIDCO offers soft dollar program services to its clients where SIDCO provides brokerage services. SIDCO makes soft dollar payments in accordance with the safe harbor for such payments under Section 28(e) of the Securities Exchange Act of 1934. Accrued soft dollars on the accompanying statement of financial condition include $5,398 of soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

SIDCO does not generate its own research. Rather, it provides a broad spectrum of third-party created research to allow its advisers the widest selection of research and brokerage services.

3. Income Taxes

SIDCO uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine the current provision for income taxes and deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

The results of operations of SIDCO are included in the federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense. SEI allocates book to tax differences attributable to SIDCO which result in temporary differences and are included in the temporary differences on the following page.

SEI Investments Distribution Co.
Notes to Financial Statements
December 31, 2023

(in thousands of dollars)

Income tax expense consists of the following:

Current		
Federal	$	5,912
State		1,017
		6,929
Deferred		
Federal		196
State		84
		280
	$	7,209

The federal and unitary state income tax expense was calculated by multiplying SEI's federal and unitary state effective income tax rates by SIDCO's pre-tax accounting income. SIDCO also provided income taxes on a separate company basis for states which do not allow a unitary filing. The provision recorded approximates SIDCO's current and deferred tax expense had SIDCO filed a separate tax return.

The effective income tax rate differs from the federal income tax statutory rate for the following reasons:

Statutory rate	21.00 %
State taxes, net of federal tax expense	2.91 %
Tax Benefit from Stock Option exercises net of disallowed expenses	0.22 %
	24.13 %

Current accounting guidance requires SIDCO to record the excess tax benefits from stock option exercises as a reduction of income tax expense in the reporting period in which the exercise occurs.

At December 31, 2023, SIDCO has net deferred income tax assets of $(558).

SEI Investments Distribution Co.
Notes to Financial Statements
December 31, 2023

(in thousands of dollars)

The tax effect of temporary differences representing deferred income tax assets/liabilities is as follows:

Expenses recognized in different periods for tax purposes	$	(129)
Book/tax difference of recorded assets		(18)
Revenue recognized in different periods		169
Stock based compensation expense		(593)
Federal income effect of state tax		13
Net deferred tax asset	$	(558)

The Company classifies all interest and penalties as income tax expense. The Company had no interest or penalties in 2023. The Company did not have any unrecognized tax benefit as of December 31, 2023.

SIDCO has a formal tax sharing allocation agreement with its parent, SEI Investments Company. The agreement provides that if SIDCO has taxable income, it will accrue and pay to SEI a tax liability equivalent to what SIDCO would have paid if it filed a separate income tax return for the year. If the separately calculated federal income tax return for SIDCO results in a tax loss, the current benefit resulting from such loss, to the extent utilizable on a separate return basis, will be accrued and paid to SIDCO.

4. Related Party Transactions

As a wholly owned subsidiary of SEI, SIDCO is a party to various service agreements with affiliates of SEI. Accordingly, the financial condition, results of operations, changes in shareholder's equity and cash flows of SIDCO presented in the accompanying financial statements may have differed from those obtained if such relationships did not exist during the period presented.

SIDCO is a party to Distribution Agreements with several Registered Investment Companies (RICs), which are advised and/or administered by SEI Investments Management Corporation (SIMC). SIDCO receives a fee from the affiliated RICs for distributing shares of the affiliated RICs. In 2023, gross distribution and shareholder servicing fees received by SIDCO from the affiliated RICs was $87,720. In 2023, SIDCO paid $55,484 to SPTC for shareholder services pertaining to SEI Funds F shares. Fees receivable from affiliated funds amounted to $7,452 and are reflected on the accompanying Statement of Financial Condition. The payable for servicing fees of $4,842 to SPTC is included in Payable to affiliates on the accompanying Statement of Financial Condition. The Company also serves as an introducing broker-dealer for securities transactions of SEI-sponsored investment products and recognized $1,106 in commissions during 2023 related to these services. These fees are reflected in Brokerage commissions on the accompanying Statement of Operations.

Certain clients of SIDCO use soft dollars to pay for research provided by an affiliate, SEI Global Services Inc. (SGS). The payable of $205 to SGS is included in Payable to affiliates account on the accompanying Statement of Financial Condition.

Certain costs are allocated by SEI and its affiliates to SIDCO for office space, employee benefits and other general and administrative expenses. Costs allocated from SEI and its affiliates of $416